As filed with the Securities and Exchange Commission on December 17, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ANTEON INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	13-3880755
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3211 Jermantown Road, Suite 700

Fairfax, Virginia 22030-2801

703-246-0200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Curtis L. Schehr, Esq.

Senior Vice President, General Counsel and Secretary

Anteon International Corporation

3211 Jermantown Road, Suite 700

Fairfax, Virginia 22030-2801

703-246-0200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

John C. Kennedy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

Approximate date of commencement of proposed sale to public:    From time to time after the effective date of this registration statement as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

Common Stock, par value $0.01 per share	11,105,490	$35.29	$391,912,742	$31,705.74

Preferred Stock Purchase Rights (3)	—	—	—	—

Total	11,105,490	$35.29	$391,912,742	$31,705.74

(1)	Pursuant to Rule 416, this Registration Statement shall be deemed to cover an indeterminate number of additional securities to be offered or issued as a result of stock splits, stock dividends or similar transactions.
(2)	Pursuant to Rule 457(c), the offering price and registration fee are computed on the basis of the average of the high and low prices of the common stock as reported by the New York Stock Exchange on December 16, 2003.
(3)	The preferred stock purchase rights initially will trade together with the common stock. The value attributable to the preferred stock purchase rights, if any, is reflected in the offering price of the common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state or other jurisdiction where the offer or sale of these securities is not permitted.

Subject to Completion, dated December 17, 2003

PROSPECTUS

ANTEON INTERNATIONAL CORPORATION

11,105,490 Shares of

Common Stock

We may sell, from time to time, up to 4,000,000 shares of common stock. In addition, the selling stockholders identified in this prospectus may sell, from time to time, up to 7,105,490 shares of common stock. We will not receive any proceeds from the sales of common stock by the selling stockholders. We and the selling stockholders may offer for sale the shares covered by this prospectus directly to purchasers or through underwriters, broker-dealers or agents, in public or private transactions, at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices, including in satisfaction of certain existing contractual obligations. For additional information on the methods of sale, you should refer to the section of this prospectus entitled “Plan of Distribution.”

We will provide more specific information about the terms of an offering of these shares of common stock in supplements to this prospectus. If any underwriters, broker-dealers or agents are involved in any offering, the names of such underwriters, broker-dealers or agents and any applicable commissions or discounts will be described in a supplement to this prospectus.

Our common stock is listed on the New York Stock Exchange under the trading symbol “ANT.” On December 16, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $35.92.

See “ Risk Factors” on page 3 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2003.

No person is authorized to give any information or to make any representations other than those contained in this prospectus or any accompanying prospectus supplement in connection with the offer made by this prospectus or any prospectus supplement, and, if given or made, such other information or representations must not be relied upon as having been authorized by us, or by any underwriter, dealer or agent.

In this prospectus, “we,” “us,” “our” and “Anteon” refer to Anteon International Corporation and its subsidiaries. “Selling Stockholders” refers to the selling stockholders named in the section of this prospectus entitled “Selling Stockholders” and their transferees after the date of this prospectus.

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INCORPORATION OF DOCUMENTS BY REFERENCE

This prospectus incorporates documents by reference that are not presented in or delivered with this prospectus. This is known as “incorporation by reference.” The following documents, which have been filed by us with the Securities and Exchange Commission, or the “SEC” (File No. 001-31258), are incorporated by reference into this prospectus:

•	our Annual Report on Form 10–K for the fiscal year ended December 31, 2002, filed with the SEC on March 11, 2003;

•	our Quarterly Report on Form 10–Q for the quarterly period ended March 31, 2003, filed with the SEC on May 1, 2003;

•	our Quarterly Report on Form 10–Q for the quarterly period ended June 30, 2003, filed with the SEC on August 1, 2003;

•	our Quarterly Report on Form 10–Q for the quarterly period ended September 30, 2003, filed with the SEC on October 29, 2003;

•	our current reports on Form 8–K, filed with the SEC on April 23, 2003, April 30, 2003, May 29, 2003, July 29, 2003 (amending current report on Form 8-K filed on May 29, 2003) and July 30, 2003;

•	the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on March 4, 2002, including any amendment or report filed for the purpose of updating this description; and

•	the description of our preferred stock purchase rights contained in our registration statement on Form 8-A, filed with the SEC on March 4, 2002, including any amendment or report filed for the purpose of updating this description.

In addition, all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering are incorporated by reference into, and are deemed to be a part of, this prospectus from the date of filing of those documents. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 9 or 12 of Form 8-K.

You should rely only on the information contained in this document or that information to which we have referred you. We have not authorized anyone to provide you with any additional information.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. If exhibits to the documents incorporated by reference in this prospectus are not themselves specifically incorporated by reference in this prospectus, then the exhibits will not be provided.

Requests for any of these documents should be directed to:

Investor Relations

Anteon International Corporation

3211 Jermantown Road, Suite 700

Fairfax, Virginia 22030

Telephone: (703) 246-0200

THE COMPANY

We are a leading provider of information technology solutions, systems engineering and integration services to government clients as measured by revenue. We design, integrate, maintain and upgrade state-of-the-art information systems for national defense, intelligence, emergency response and other high priority government missions. We also provide many of our government clients with the systems analysis, integration and program management skills necessary to manage their mission systems development and operations. We have broad service competencies that include strengths in intelligence systems, emergency response management, logistics modernization, secure identification and access management solutions, training, platform and weapons systems engineering support, ballistic missile defense, healthcare services and government enterprise solutions. We have a broad client and contract base and a diverse contract mix. As of December 16, 2003, we serve over 1,000 U.S. federal government clients in more than 50 government agencies, as well as state and foreign governments.

From the year ended December 31, 1996 through the year ended December 31, 2002, we increased revenues from $141.8 million to $825.8 million, at a compound annual growth rate of 34%. For the nine months ended September 30, 2003, our revenues increased by $152.9 million, or 25.1%, to $761.8 million, from $608.9 million for the nine months ended September 30, 2002. Our revenues grew organically by approximately 17% to $802.7 million for the year 2002 from $688.7 million for the year 2001. Our revenues also grew organically by approximately 23% to $620.0 million for the year 2001 from $504.0 million for the year 2000. We define organic growth as the increase in revenues excluding the revenues associated with acquisitions, divestitures and closures of businesses in comparable periods. We believe organic growth is a useful supplemental measure to revenue. Management uses organic growth as part of its evaluation of core operating results and underlying trends.

RECENT DEVELOPMENTS

On November 20, 2003, we launched a cash tender offer to purchase any and all of our $75.0 million principal amount outstanding 12% senior subordinated notes due 2009, or the “12% Notes,” and a related consent solicitation to eliminate substantially all of the restrictive covenants of the indenture governing the 12% Notes and to make certain other amendments to the indenture. On December 5, 2003, having received the requisite consents from the holders of the 12% Notes, we executed a supplemental indenture with respect to the amendments, which will become operative upon our completion of the offer to purchase, which we expect to occur on or around December 23, 2003. We expect to fund our purchase of the 12% Notes from borrowings under our existing credit facility, or the “Credit Facility.” The completion of the offer to purchase is conditioned upon, among other customary conditions, our closing of an amendment to the Credit Facility allowing for funding sufficient and on terms and conditions satisfactory to us to provide the necessary financing. We expect the amendment will provide for a new $150.0 million Term B Loan facility, and the reduction of the applicable interest rates under, and an extension of the maturity to December 2008 of, our Revolving Loan facility. Proceeds from our new Term B Loan facility will be used to repay our existing Term A Loan facility, reduce borrowings under our Revolving Loan facility and to fund our purchase of the 12% Notes. We expect to incur a one-time charge in connection with the purchase of the 12% Notes as a result of the premiums paid to holders and the recognition of deferred financing costs.

Our principal executive offices are located at 3211 Jermantown Road, Suite 700, Fairfax, Virginia 22030, and our telephone number is (703) 246-0200.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus and in our other filings with the SEC, before buying shares of our common stock. Any of the risk factors we describe below could severely harm our business, financial condition and operating results. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You may lose all or part of the money you paid to buy our common stock.

RISKS RELATED TO OUR BUSINESS

U.S. Federal Government Contracting Risks—Our business could be adversely affected by significant changes in the contracting or fiscal policies of the U.S. federal government.

We derive substantially all of our revenues from contracts with the U.S. federal government or subcontracts under U.S. federal government prime contracts, and we believe that the success and development of our business will continue to depend on our successful participation in U.S. federal government contract programs. Accordingly, changes in U.S. federal government contracting policies could directly affect our financial performance. Among the factors that could materially adversely affect our U.S. federal government contracting business are:

•	budgetary constraints affecting U.S. federal government spending generally, or specific departments or agencies in particular, and changes in fiscal policies or available funding;

•	changes in U.S. federal government programs or requirements;

•	curtailment of the U.S. federal government’s use of technology services firms;

•	the adoption of new laws or regulations;

•	technological developments;

•	U.S. federal governmental shutdowns and other potential delays in the government appropriations process;

•	delays in the payment of our invoices by government payment offices due to problems with, or upgrades to, government information systems, or for other reasons;

•	competition and consolidation in the information technology industry; and

•	general economic conditions.

These or other factors could cause U.S. federal governmental agencies, or the prime contractor on a contract on which we are acting as a subcontractor, to reduce their purchases under contracts, to exercise their right to terminate contracts or not to exercise options to renew contracts, any of which could have a material adverse effect on our financial condition and operating results. Many of our U.S. federal government customers are subject to stringent budgetary constraints. We have substantial contracts in place with many federal departments and agencies, and our continued performance under these contracts, or award of additional contracts from these agencies, could be materially adversely affected by spending reductions or budget cutbacks at these agencies.

Early Termination of Contracts—Our U.S. federal government contracts may be terminated by the government at any time prior to their completion, and if we do not replace them, our operating results may be harmed.

We derive substantially all of our revenues from U.S. federal government contracts and subcontracts under U.S. federal government prime contracts that typically are awarded through competitive processes and span one or more base years and one or more option years. The option periods typically cover more than half of the contract’s potential duration. U.S. federal government agencies generally have the right not to exercise these option periods. In addition, our contracts also contain provisions permitting a government client to terminate the contract on short notice, with or without cause. A decision not to exercise option periods or to terminate contracts would reduce the profitability of these contracts. Our contractual costs and revenues are subject to adjustment as a result of U.S. federal government audits. See “Contracts Subject to Audit.”

Upon contract expiration, if the customer requires further services of the type provided by the contract, there is frequently a competitive rebidding process and there can be no assurance that we will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract. The unexpected termination of one or more of our significant contracts could result in significant revenue shortfalls. The termination or nonrenewal of any of our significant contracts, short-term revenue shortfalls, the imposition of fines or damages or our suspension or debarment from bidding on additional contracts could harm operating results for those periods.

Most U.S. federal government contract awards are subject to protest by competitors. If specified legal requirements are satisfied, these protests require the federal agency to suspend the contractor’s performance of the newly awarded contract pending the outcome of the protest. These protests could also result in a requirement to resubmit bids for the contract or in the termination, reduction or modification of the awarded contract.

Contracts Subject to Audit—Our business could be adversely affected by a negative audit by the Defense Contract Audit Agency. We could be required to reimburse the U.S. federal government for costs that we have expended on our contracts and our ability to compete successfully for future contracts could be materially impaired.

The Defense Contract Audit Agency, or the “DCAA,” and other government agencies routinely audit and investigate government contracts. These agencies review a contractor’s performance on its contract, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. Therefore, a DCAA audit could materially affect our competitive position and result in a substantial adjustment to our revenues. If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or debarment from doing business with the U.S. federal government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. If we were suspended or debarred from contracting with the U.S. federal government generally, or any significant agency in the intelligence community or Department of Defense, if our reputation or relationship with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our operating results would be materially harmed.

Contract Types and Risks—Our estimates of the time, resources and expenses required to complete our contractual commitments may not be accurate.

We enter into three principal types of contracts with the U.S. federal government: time and materials, cost-plus, and fixed price. For the nine months ended September 30, 2003, approximately 39% were time and materials, 32% were cost-plus, and 29% were fixed price. Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. The financial risk is that our costs to perform time and materials contracts will exceed the negotiated hourly billing rates. Under cost-plus type contracts, which are subject to a contract ceiling amount, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. However, if our costs exceed the contract ceiling, funding has not been received or costs are not allowable under the provisions of the contract or applicable regulations, we may not be able to obtain reimbursement for all such costs. Under fixed price contracts, we are required to perform the contract tasks at a fixed price irrespective of the actual costs we incur, and consequently, we must absorb any costs in excess of the fixed price. Fixed price contracts, in comparison to cost-plus contracts, typically offer higher profit opportunities because we bear the risk of cost-overruns and receive the benefit of cost savings. A substantial majority of these fixed price contracts involve a defined number of hours or a defined category of personnel, which we refer to as “level of effort” contracts. For all contract types, there is risk associated with the assumptions we use to formulate our pricing of the proposed work. In addition, when we serve as a subcontractor under our contracts, we are exposed to the risks of delays in payment from the prime contractor for the services we provide.

Risks Under Indefinite Delivery/Indefinite Quantity Contracts, GSA Schedule contracts and GWACs—Many of our U.S. federal government customers spend their procurement budgets through Indefinite Delivery/Indefinite Quantity Contracts, GSA Schedule contracts and GWACs under which we are required to compete for post-award orders.

Budgetary pressures and reforms in the procurement process have caused many U.S. federal government customers to increasingly purchase goods and services through Indefinite Delivery/Indefinite Quantity, or “ID/IQ,” contracts, General Services Administration, or “GSA,” Schedule contracts and other multiple award and/or Government Wide Acquisition Contracts, or “GWAC,” vehicles. These contract vehicles have resulted in increased competition and pricing pressures which require us to sustain post-award efforts to realize revenues under the relevant contract. There can be no assurance that we will continue to increase revenues or otherwise sell successfully under these contract vehicles. Our failure to compete effectively in this procurement environment could harm our operating results.

Government Regulations—We may be liable for penalties under various procurement rules and regulations. Changes in government regulations could harm our operating results.

Our defense and federal civil agency businesses must comply with and are affected by various government regulations. Among the most significant regulations are:

•	the Federal Acquisition Regulations, and agency regulations supplemental to the Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with certain contract negotiations;

•	the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost-based government contracts; and

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

These regulations affect how we can do business with our customers and, in some instances, impose added costs on our businesses. In addition, we are subject to industrial security regulations of the Department of Defense and other federal agencies that are designed to safeguard against any unauthorized persons’, including foreigners’, access to classified information. If we were to violate these security requirements or come under foreign ownership, control or influence, our U.S. federal government customers could terminate or decide not to renew our contracts, and it could impair our ability to obtain new contracts. Any changes in applicable laws and regulations could also harm our operating results. Any failure to comply with applicable laws and regulations could result in contract termination, price or fee reductions or suspension or debarment from contracting with the U.S. federal government.

Risks Relating to Reductions or Changes in Military and DOD-related Intelligence Agency Expenditures—A decline in the U.S. defense budget may adversely affect our operations.

Sales under contracts with the U.S. Department of Defense, including under subcontracts having the Department of Defense as the ultimate purchaser, represented approximately 81% and 78% of our revenues for the nine months ended September 30, 2003, and for the twelve months ended December 31, 2002, respectively. The U.S. defense budget declined from time to time in the late 1980s and the early 1990s, resulting in a slowing of new program starts, program delays and program cancellations. These reductions caused most defense-related government contractors to experience declining revenues, increased pressure on operating margins and, in some cases, net losses. While spending authorizations for defense-related programs by the government have increased in recent years, and in particular after the September 11, 2001 terrorist attacks, these spending levels may not be sustainable, and future levels of expenditures and authorizations for those programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. A change in the presidential administration or in the composition of Congress could also materially affect levels of support for military expenditures. A significant decline in military expenditures could harm our operating results.

We are not able to guarantee that contract orders included in our estimated contract value will result in actual revenues in any particular fiscal period or that the actual revenues from such contracts will equal our estimated contract value.

There can be no assurance that any contracts included in our estimated contract value presented in this prospectus will result in actual revenues in any particular period or that the actual revenues from such contracts will equal our estimated contract value. Further, there can be no assurance that any contract included in our estimated contract value that generates revenue will be profitable. Our estimated contract value consists of funded backlog, based upon amounts actually appropriated by a customer for payment of goods and services, and unfunded contract value, based upon management’s estimate of the future potential of our existing contracts (including contract options) to generate revenues. These estimates are based on our experience under such contracts and similar contracts, and we believe such estimates to be reasonable. However, there can be no assurances that all of such estimated contract value will be recognized as revenue.

In addition, the U.S. federal government’s ability to select multiple winners under ID/IQ contracts and GWACs, as well as its right to compete subsequent task orders among such multiple winners, means that there is no assurance that certain of our existing contracts will result in actual orders. Further, the U.S. federal government enjoys broad rights to unilaterally modify or terminate such contracts and task orders, including the right not to exercise options to extend multi-year contracts through the end of their potential terms. Accordingly, most of our existing contracts and task orders are subject to modification and termination at the U.S. federal government’s discretion. In addition, funding for orders from the U.S. federal government is subject to approval on an annual basis by Congress pursuant to the appropriations process.

Government Intent to Replace Legacy Systems—Our business will be harmed if government agencies are unwilling to replace or supplement expensive legacy systems.

Government agencies have spent substantial resources over an extended period of time to develop computer systems and to train their personnel to use them. These agencies may be reluctant to abandon or supplement these legacy systems with Internet and other advanced technology systems because of the cost of development or the additional cost of re-training their personnel. Such reluctance would make it more difficult to acquire new contracts, which would harm our business prospects.

Reliance on Subcontractors—We regularly employ subcontractors to assist us in satisfying our contractual obligations. If these subcontractors fail to adequately perform their contractual obligations, our prime contract performance and our ability to obtain future business could be materially adversely impacted.

Our performance of government contracts may involve the issuance of subcontracts to other companies upon which we rely to perform all or a portion of the work we are obligated to deliver to our customers. There is a risk that we may have disputes with subcontractors concerning a number of issues including the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, our decision not to extend existing task orders or issue new task orders under a subcontract, or our hiring of former personnel of a subcontractor. A failure by one or more of our subcontractors to satisfactorily deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services may materially adversely impact our ability to perform our obligations as a prime contractor. Further, there is a risk that a subcontractor’s technology solution on which certain of our business opportunities are dependent could become obsolete or fall out of favor with customers. In extreme cases, subcontractor performance deficiencies could result in the government terminating our contract for default. A default termination could expose us to liability for excess costs of reprocurement by the government and have a material adverse effect on our ability to compete for future contracts and task orders.

Dependence on Key Personnel—If we lose our technical personnel or members of senior management, our business may be adversely affected.

Our continued success depends in large part on our ability to recruit and retain the technical personnel necessary to serve our clients effectively. Competition for skilled personnel in the information technology and systems engineering services industry is intense and technology service companies often experience high attrition among their skilled employees. Excessive attrition among our technical personnel could increase our costs of performing our contractual obligations, reduce our ability to efficiently satisfy our clients’ needs and constrain our future growth. In addition, we must often comply with provisions in U.S. federal government contracts that require employment of persons with specified levels of education, work experience and security clearances. The loss of any significant number of our existing key technical personnel or the inability to attract and retain key technical employees in the future could have a material adverse effect on our ability to win new business and could harm our operating results. There is also a risk that our efforts to hire personnel of our competitors or subcontractors or other persons could lead to claims being asserted against us that our recruitment efforts violate contractual arrangements or are otherwise wrongful.

In addition, we believe that the success of our business strategy and our ability to operate profitably depends on the continued employment of our senior management team, led by Joseph M. Kampf. None of our senior management team has an employment contract with us. If Mr. Kampf or other members of our senior management team become unable or unwilling to continue in their present positions, our business and financial results could be materially adversely affected.

Security Clearance—If we cannot obtain the necessary security clearances, we may not be able to perform classified work for the government and our revenues may suffer.

Certain government contracts require our facilities and some of our employees to maintain security clearances. If we lose or are unable to obtain required security clearances, the client can terminate the contract or decide not to renew upon expiration. As a result, to the extent we cannot obtain or maintain the required security clearances for our employees working on a particular contract, we may not derive the revenue anticipated from the contract, which, if not replaced with revenue from other contracts, could seriously harm our operating results.

Security Issues—Security breaches in sensitive government systems could result in the loss of clients and negative publicity.

Many of the systems we develop involve managing and protecting information involved in national security and other sensitive government functions. A security breach in one of these systems could cause serious harm to our business, result in negative publicity and prevent us from having further access to such critically sensitive systems or other similarly sensitive areas for other governmental clients.

Client Expectations—We could lose revenues and clients and expose our company to liability if we fail to meet client expectations.

We create, implement and maintain technology solutions that are often critical to our clients’ operations. If our technology solutions or other applications have significant defects or errors or fail to meet our clients’ expectations, we may:

•	lose future contract opportunities due to receipt of poor past performance evaluations from our customers;

•	have contracts terminated for default and be liable to our customers for reprocurement costs and other damages;

•	receive negative publicity, damaging our reputation and adversely affecting our ability to attract or retain clients; and

•	suffer claims for substantial damages, regardless of our responsibility for the failure.

While many of our contracts limit our liability for damages that may arise from negligent acts, errors, mistakes or omissions in rendering services to our clients, we cannot be sure that these contractual provisions will protect us from liability for damages if we are sued. Furthermore, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, such claims could result in significant legal and other costs and may be a distraction to management.

Acquisition Strategy—We intend to pursue future acquisitions that may adversely affect our business if we cannot effectively integrate these new operations.

We have completed and substantially integrated five strategic acquisitions since 1997 and are currently integrating our recent acquisition of Information Spectrum, Inc., or “ISI.” The U.S. federal government information technology solutions and systems engineering services industry remains fragmented, and we believe that acquisition and consolidation opportunities will continue to present themselves periodically. We intend to continue to selectively review acquisition candidates, targeting companies with complementary skills or market focus. Our continued success will depend upon our ability to integrate ISI and any other businesses we may acquire in the future. The integration of such businesses into our operations may result in unforeseen operating difficulties, absorb significant management attention and require significant financial resources that would otherwise be available for the ongoing development or expansion of our business. Such difficulties of integration may necessitate the coordination of geographically dispersed organizations, integration of personnel with disparate business backgrounds and reconciliation of different corporate cultures. In addition, in certain acquisitions, federal acquisition regulations may require us to enter into contract novation agreements with the government, a routinely time-consuming process. Government agencies may delay in recognizing us as the successor contractor in these situations, thereby possibly preventing our realization of some of the anticipated benefits of such acquisitions. There can be no assurance that acquired entities, including ISI, will operate profitably, that we will realize anticipated synergies or that these acquisitions will cause our operating performance to improve.

Although management regularly engages in discussions with and submits acquisition proposals to acquisition targets, there can be no assurance that suitable acquisition targets will be available in the future on reasonable terms. In addition, to the extent that we complete any additional acquisitions, no assurance can be given that acquisition financing will be available on reasonable terms or at all, that any new businesses will generate revenues or net income comparable to our existing businesses, or that such businesses will be integrated successfully or operated profitably.

Potential Undisclosed Liabilities Associated with Acquisitions—We may be subject to certain liabilities assumed in connection with our acquisitions that could harm our operating results.

We conduct due diligence in connection with each of our acquisitions. In connection with any of our acquisitions, including ISI, there may be liabilities that we fail to discover or that we inadequately assess in our due diligence efforts. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, or failed to fulfill their contractual obligations to the U.S. federal government or other customers, we, as the successor owner, may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. The discovery of any material liabilities associated with our acquisitions could harm our operating results.

Our employees may engage in improper activities with adverse consequences to our business.

As with other government contractors, we are faced with the possibility that our employees may engage in misconduct, fraud or other improper activities that may have adverse consequences to our prospects and results of operations. Misconduct by employees could include failures to comply with U.S. federal government procurement regulations, violation of federal requirements concerning the protection of classified information, improper labor and cost charging to contracts and misappropriation of government or third party property and information. The occurrence of any of these employee activities could result in our suspension or debarment from contracting with the U.S. federal government, as well as the imposition of fines and penalties, which would cause material harm to our business.

Risks Associated with International Operations—Our international business exposes us to additional risks including foreign tax and legal regulations and political or economic instability that could harm our operating results.

In connection with our international operations, (including international operations under U.S. government contracts), we are subject to risks associated with operating in and selling to foreign countries, including:

•	compliance with the laws of the countries in which we operate;

•	hyperinflation or political instability in foreign countries;

•	personal injury to our personnel who may be exposed to military conflict or other hostile situations in foreign countries;

•	imposition or increase of investment and other restrictions or requirements by foreign governments; and

•	compliance with U.S. arms export control regulations and policies which govern our ability to supply foreign affiliates and customers.

Although our international operations are not currently substantial, to the extent we expand our international operations, these and other risks associated with international operations are likely to increase. While such risks have not harmed our operating results in the past, no assurance can be given that such risks will not harm our operating results in the future.

RISKS RELATED TO OUR CAPITAL STRUCTURE

Leverage—Our debt could adversely affect our financial health.

As of September 30, 2003, our total debt was $153.3 million. You should be aware that our level of debt could have important consequences. Below we have identified some of the material potential consequences resulting from this amount of debt.

•	We may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes.

•	A significant portion of our cash flow from operations must be dedicated to the repayment of indebtedness, thereby reducing the amount of cash we have available for other purposes.

•	Our ability to adjust to changing market conditions may be hampered. We may be more vulnerable in a volatile market.

Additional Borrowings Available—Despite current debt levels, we and our subsidiaries may still be able to incur substantially more debt. This could further increase the risks described above.

We and our subsidiaries may be able to incur additional indebtedness in the future. The terms of our Credit Facility limit but do not prohibit us or our subsidiaries from doing so. As of September 30, 2003, our Credit Facility would have permitted additional borrowings of up to $113.0 million. If we or our subsidiaries incur new debt, the related risks that we and they now face could intensify. We expect our amended Credit Facility to continue to permit us to make significant additional borrowings. See “Recent Developments.”

Ability to Service Debt—To service our debt, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

You should be aware that our ability to repay or refinance our debt depends on our successful financial and operating performance. We cannot assure you that our business strategy will succeed or that we will achieve our anticipated financial results. Our financial and operational performance depends upon a number of factors, many of which are beyond our control. These factors include:

•	the current economic and competitive conditions in the information technology industry;

•	budgetary constraints affecting U.S. federal government spending, and changes in fiscal policies or available funding;

•	U.S. federal government shutdowns and other potential delays in the government appropriations process;

•	delays in the payment of our invoices by government payment offices due to problems with, or upgrades to, government information systems, or for other reasons;

•	operating difficulties, operating costs or pricing pressures we may experience;

•	the passage of adverse legislation or other regulatory developments; and

•	delays in implementing any strategic projects we may have.

If our financial performance declines and we are unable to pay our debts, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional equity capital. Also, certain alternative strategies would require the consent of our senior secured lenders before we engage in any such strategy.

Restrictive Debt Covenants—The terms of our Credit Facility impose significant restrictions on our ability and that of our subsidiaries to take certain actions which may have an impact on our business, operating results and financial condition.

Our Credit Facility imposes significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. These restrictions may significantly limit or prohibit us from engaging in certain transactions, including the following:

•	incurring or guaranteeing additional debt;

•	paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;

•	making investments;

•	creating liens on our assets;

•	issuing or selling capital stock of our subsidiaries;

•	transforming or selling assets currently held by us;

•	engaging in transactions with affiliates; and

•	engaging in mergers or consolidations.

The failure to comply with any of these covenants would cause a default under our Credit Facility. A default, if not waived, could result in acceleration of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us.

Concentration of Ownership—Entities under the control of Mr. Iseman, whose interests may not be aligned with yours, are currently able to significantly influence our affairs.

Caxton-Iseman Capital, Inc. is a private equity firm based in New York. Affiliates of and companies managed by Caxton-Iseman Capital, Inc., including Azimuth Technologies, L.P., Azimuth Tech. II LLC and Frederick J. Iseman, which we refer to collectively as the “Caxton-Iseman stockholders,” as of December 15, 2003, beneficially owned approximately 20.1% of the outstanding shares of our common stock. Because the Caxton-Iseman stockholders are controlled by Frederick J. Iseman and because of certain voting arrangements between them, Mr. Iseman can significantly influence the election of our directors and the outcome of all matters submitted to a vote of our stockholders, as well as our management, operations and policies, and may be deemed to beneficially own the capital stock held by the Caxton-Iseman stockholders. In addition, our amended and restated certificate of incorporation provides that the Caxton-Iseman stockholders have the right to nominate a number of persons for election as director in proportion to their beneficial ownership of our common stock so long as they beneficially own at least 10% of our common stock. Currently, there are four Caxton-Iseman directors, and there are three vacancies on our board, all of which may be filled by the Board.

Mr. Iseman’s interests may not be fully aligned with yours and this could lead to a strategy that is not in your best interests. The Caxton-Iseman stockholders can sell all or a portion of their stock without providing other stockholders the opportunity to sell their stock. In addition, the terms of our rights agreement exclude transactions with the Caxton-Iseman stockholders and any of their transferees. The concentration of ownership also may delay, defer or even prevent a change in control of our company, and make some transactions more difficult or impossible without the support of the Caxton-Iseman stockholders. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

RISKS RELATED TO THE OWNERSHIP OF OUR COMMON STOCK

Fluctuations in Our Operating Results—Our quarterly revenues and operating results could be volatile and may cause our stock price to fluctuate.

Our quarterly revenues and operating results may fluctuate significantly in the future. In particular, if the U.S. federal government does not adopt, or delays adoption of, a budget for each fiscal year beginning on October 1, and fails to pass a continuing resolution, federal agencies may be forced to suspend our contracts and delay the award of new and follow-on contracts and orders due to a lack of funding. Consequently, we may realize lower revenues in quarters ending after September 30. For orders that are initially unfunded, but for which it is probable we will receive funding, all costs are deferred as assets until funding is received, at which point both the costs and the associated revenues are recognized. In the event we perform work with an expectation of receiving funding but do not ultimately receive such funding, we would expense all incurred costs and recognize no revenues. Further, the rate at which the U.S. federal government procures technology services may be negatively affected following changes in presidential administrations and senior government officials. As a result, our operating results could be volatile and difficult to predict and period-to-period comparisons of our operating results may not be a good indication of our future performance. Our quarterly operating results may not meet the expectations of securities analysts or investors, which in turn may have an adverse effect on the market price of our common stock.

Our stock price may be volatile and you may be unable to resell your shares at or above the offering price.

In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. Our market price may fluctuate based on a number of factors, including:

•	our operating performance and the performance of other similar companies;

•	U.S. federal government spending levels, both generally and by our particular customers;

•	delays in the payment of our invoices by government payment offices, resulting in potentially reduced earnings during a particular fiscal quarter;

•	news announcements relating to us, our industry or our competitors;

•	changes in earnings estimates or recommendations by research analysts;

•	changes in general economic conditions;

•	the number of shares that are publicly traded;

•	actions of our current stockholders;

•	the passage of legislation or other regulatory developments that affect us adversely; and

•	other developments affecting us, our industry or our competitors.

Sale of Shares by Existing Stockholders—A large number of our shares are or will be eligible for future sale which could depress our stock price.

As of December 15, 2003, we had 35,350,495 shares of common stock outstanding. As of December 15, 2003, approximately 27,400,000 shares of our common stock were in the public market. In addition, as of December 15, 2003, we also had 1,523,601 shares issuable upon the exercise of stock options granted under our employee stock option plan, all of which, upon exercise, would be freely tradeable or could be sold pursuant to Rule 144 under the Securities Act. The balance of our outstanding shares, including the 7,105,490 shares registered for sale by the selling stockholders under this prospectus, are held by people and entities who were our stockholders prior to our initial public offering, as well as our directors, officers and employees. Sales of a substantial number of these shares of our common stock, or the perception that a large number of these shares will be sold, could depress the market price of our common stock, as these sales may be viewed by the public as an indication of an upcoming or recently occurring shortfall in the financial performance of our company.

Our amended and restated certificate of incorporation and bylaws and our stockholders’ rights plan contain provisions that may discourage a takeover attempt.

Provisions contained in our amended and restated certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our amended and restated certificate of incorporation and bylaws impose various procedural and other requirements that make it more difficult for stockholders to effect some corporate actions. For example, our amended and restated certificate of incorporation authorizes our board to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company, and could limit the price that investors might be willing to pay in the future for shares of our common stock. In addition, a change of control of our company may be delayed or deferred as a result of our having three classes of directors or the stockholders’ rights plan adopted by our board. Our stockholders’ rights plan is designed to enable all stockholders to receive fair and equal treatment in any proposed takeover and to guard against partial or two-tiered tender offers, open market accumulations and other abusive tactics to gain control of us. The provisions of the plan might make an unsolicited takeover more difficult or less likely to occur or might prevent such a takeover, even though such a takeover might offer our stockholders the opportunity to sell their stock at a price above the prevailing market price and might be favored by a majority of our stockholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements. Forward-looking statements relate to future events or our future financial performance. All projections contained in this prospectus are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology like “may,” “will,” “should,” “expects,” “plans,” “projects,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to:

•	estimated remaining contract value;

•	our expectations regarding the U.S. federal government’s procurement budgets and reliance on outsourcing of services; and

•	our financial condition and liquidity, as well as future cash flows and earnings.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results and do not intend to do so. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the following:

•	the integration of acquisitions, including ISI, without disruption to our other business activities;

•	changes in general economic and business conditions;

•	changes in U.S. federal government procurement laws, regulations, policies and budgets;

•	the number and type of contracts and task orders awarded to us;

•	technological changes;

•	our ability to attract and retain qualified personnel;

•	competition;

•	our ability to retain our contracts during any rebidding process; and

•	the other factors outlined under “Risk Factors.”

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of our common stock offered by us through this prospectus for general corporate purposes, which may include, among other things, working capital needs, the refinancing of existing indebtedness, the expansion of our business and acquisitions.

We will not receive any proceeds from the sale of our common stock by the selling stockholders through this prospectus. All proceeds from the sale of these shares will be for the account of the selling stockholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated financial information provided below has been prepared by us and gives effect to the acquisition of all the issued and outstanding stock of ISI completed on May 23, 2003. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2002 and for the nine months ended September 30, 2003 have been prepared to give effect to the ISI acquisition as if it had occurred on January 1, 2002.

The pro forma adjustments, which are based on available information and certain assumptions that we believe are reasonable under the circumstances, have been applied to our historical financial statements and those of ISI. The acquisition has been accounted for under the purchase method of accounting. Certain of the estimates related to our acquisition of ISI are preliminary as we are awaiting the finalization of appraisals and other studies before the identification and valuation of intangible assets can be completed.

The accompanying unaudited pro forma condensed consolidated financial information should be read in conjunction with our historical financial statements and the notes thereto and those of ISI included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial information is provided for informational purposes only and does not purport to represent what our financial position or results of operations would actually have been had the acquisition occurred on such date or to project our results of operations or financial position for any future period.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Twelve Months Ended December 31, 2002

(in thousands, except per share data)

	Historical Anteon (a)	Historical ISI (b)	Pro Forma acquisition adjustments		Pro Forma Anteon
Revenues	$825,826	$129,764	$—		$955,590
Costs of revenues	711,328	113,945	(282	)(c)	824,991

Gross profit	114,498	15,819	282		130,599
Operating expenses:
General and administrative expenses	48,197	12,320	(3,447	)(d)	57,070
Amortization of non-compete agreement	—	—	167	(e)	167
Amortization of other intangible assets	1,907	—	891	(e)	2,798

Total operating expenses	50,104	12,320	(2,389)		60,035
Operating income	64,394	3,499	2,671	(f)	70,564
Other income	417	—	—		417
Interest expense, net of interest income	21,626	105	4,383	(g)	26,114
Minority interest in earnings of subsidiaries	(18)	—	—		(18)

Income before provision for income taxes	43,167	3,394	(1,712)		44,849
Provision for income taxes	16,723	1,201	(545	)(h)	17,379

Net income	$26,444	$2,193	$(1,167)		$27,470

Basic earnings per common share	$0.82				$0.85

Basic weighted average shares outstanding	32,163				32,163
Diluted earnings per common share	$0.78				$0.81

Diluted weighted average shares outstanding	34,022				34,022

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Nine Months Ended September 30, 2003

(in thousands, except per share data)

	Historical Anteon	Historical ISI (i)	Pro Forma acquisition adjustments		Pro Forma Anteon
Revenues	$761,764	$53,678	$—		$815,442
Costs of revenues	656,695	44,882	(79	)(c)	701,498

Gross profit	105,069	8,796	79		113,944
Operating expenses:
General and administrative expenses	42,388	11,794	(5,810	)(d)	48,372
Amortization of non-compete agreement	59	—	66	(e)	125
Amortization of other intangible assets	1,704	—	352	(e)	2,056

Total operating expenses	44,151	11,794	(5,392)		50,553
Operating income	60,918	(2,998)	5,471	(f)	63,391
Secondary offering expenses	798	—	—		798
Interest expense, net of interest income	10,384	6	1,588	(g)	11,978
Minority interest in earnings of subsidiaries	(50)	—	—		(50)

Income (loss) before provision for income taxes	49,686	(3,004)	3,883		50,565
Provision for (benefit from) income taxes	19,359	(1,134)	1,495	(h)	19,720

Net income (loss)	$30,327	$(1,870)	$2,388		$30,845

Basic earnings per common share	$0.87				$0.89

Basic weighted average shares outstanding	34,710				34,710
Diluted earnings per common share	$0.82				$0.84

Diluted weighted average shares outstanding	36,816				36,816

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

The following adjustments have been reflected in the Unaudited Pro Forma Condensed Consolidated Statement of Operations:

(a)	To reflect our historical results for the twelve months ended December 31, 2002.

(b)	To reflect the historical results of ISI for the twelve month period ended December 31, 2002, adjusted to reflect a calendar year period consistent with our fiscal year. To arrive at the calendar year period, the audited financial statements of ISI for the year ended November 30, 2002 were adjusted by subtracting the operating results for the month of December 2001 and adding the operating results for the month of December 2002.

(c)	To reflect the net contract losses associated with a business previously operated by ISI. At the date of acquisition, we ceased the operations of this business as it was not complementary to the business operated by us.

(d)	To reflect reductions in ISI’s historical general and administrative costs for excess executive compensation costs, acquisition-related legal fees and acquisition-related bonus payments to employees as follows.

	Twelve Months Ended December 31, 2002	Nine Months Ended September 30, 2003
	(in thousands)
Executive compensation	$3,301	$438
Professional fees	146	42
Acquisition-related bonuses to employees	—	5,330

Total	$3,447	$5,810

(e)	To reflect the amortization expense related to the identifiable intangible assets associated with the acquisition of ISI and the non-compete agreement with ISI’s President and Chief Executive Officer. The preliminary allocation of the purchase price to the contracts and related customer relationships acquired in connection with the ISI acquisition is based, in part, on an independent appraisal and other studies that are being prepared by us. We recorded the following intangible assets:

			Amortization Expense
	Amount	Estimated Useful Life	Twelve Months Ended December 31, 2002	Nine Months Ended September 30, 2003
	($ in thousands)
Non-compete agreement	500	3 years	$167	$66
Contracts and related customer relationships	$4,751	5.3 years	$891	$352

(f)	Included in the operating income of ISI are expenses related to the compensation for terminated employees, net of any severance, in the amounts of $838,000 and $394,000 for the twelve months ended December 31, 2002 and the nine months ended September 30, 2003, respectively, which have not been adjusted in the Unaudited Pro Forma Condensed Consolidated Statement of Operations. We believe that disclosure of the effect of these items is informative to investors. There can be no assurance that we will not incur similar expenses or recognize additional cost savings in the future.

(g)	To reflect the incremental interest expense at an average annual rate of 5.5% related to our additional borrowings of $80.0 million under the revolving loan portion of our Credit Facility to finance the ISI acquisition. The average interest rate used above is the average interest rate we estimate will be applicable based on historical rates. The revolving loan portion of our Credit Facility bears interest at adjustable rates. An increase of 1/8% in the interest rate applicable to the revolving loan portion of the Credit Facility would result in an increase in pro forma interest expense of approximately $100,000 and $75,000 and pro forma net income of $27.4 million and $30.8 million for the twelve months ended December 31, 2002 and the nine months ended September 30, 2003, respectively.

(h)	To adjust federal and state income taxes to a combined rate of 38.75% for the twelve months ended December 31, 2002 and 39.0% for the nine months ended September 30, 2003 to reflect our overall pro forma effective tax rate.

(i)	To reflect the historical results of ISI for the period January 1, 2003 through May 23, 2003, the audited financial statements of ISI for the twenty-five week period ended May 23, 2003 were adjusted by subtracting the operating results for the month of December 2002 from the twenty-five week period.

SELLING STOCKHOLDERS

Certain of the shares of our common stock to which this prospectus relates are being registered for sale by the selling stockholders named below. We have registered those shares to permit the selling stockholders and some of their transferees after the date of this prospectus to sell the shares when they deem appropriate. We refer to all of these possible sellers as the “selling stockholders” in this prospectus. The selling stockholders may sell all, a portion or none of their shares at any time.

The following table sets forth information regarding the beneficial ownership of the common stock by the selling stockholders as of December 15, 2003. If the selling stockholders sell all of their shares registered under this prospectus, each of the selling stockholders will then beneficially own none of our shares of common stock.

The address of each beneficial owner listed on the table below is c/o Caxton-Iseman Capital, Inc., 667 Madison Avenue, New York, New York 10021.

	Shares Beneficially Owned(1)		Number of Shares That May Be Sold Hereunder
Name of Beneficial Owner	Shares	%
Azimuth Technologies, L.P.(2)(3)	5,843,828	16.5%	4,992,183
Azimuth Tech. II LLC(2)(3)	2,110,595	6.0%	1,258,950
Georgica (Azimuth Technologies), Inc.(2)(3)	7,104,134	20.1%	1,356
Frederick J. Iseman(2)(3)	7,105,490	20.1%	1,356
Robert A. Ferris(4)	611,845	1.7%	611,845
Ferris Family 1987 Trust(4)	611,845	1.7%	611,845
Steven M. Lefkowitz(5)	239,800	*	207,523
SML Family Investors LLC(5)	32,277	*	32,277

*	Less than 1%.

(1)	Determined in accordance with Rule 13d-3 under the Exchange Act.

(2)	Frederick J. Iseman is the chairman of our board of directors and a director. By virtue of Mr. Iseman’s indirect control of Azimuth Technologies, L.P., Azimuth Tech. II LLC and Georgica (Azimuth Technologies), Inc., which are the investment partnerships organized by Caxton-Iseman Capital, he is deemed to beneficially own the 6,252,489 shares held by these entities. Mr. Iseman has (i) sole voting and dispositive power over 6,253,845 shares of our common stock, and (ii) shared voting and dispositive power over the 851,645 shares of our common stock held in the aggregate by the Ferris Family 1987 Trust, Mr. Lefkowitz and SML Family Investors LLC and may be deemed to be the beneficial owner thereof.

(3)	Includes 611,845, 239,800 and 32,277 shares beneficially held by the Ferris Family 1987 Trust, Mr. Lefkowitz and SML Family Investors LLC, respectively. The Ferris Family 1987 Trust, Mr. Lefkowitz and SML Family Investors LLC are parties to a stockholders agreement with Azimuth Technologies, L.P. and Azimuth Tech. II LLC with respect to the shares of our common stock held by them. Pursuant to the terms of this stockholders agreement, the Ferris Family 1987 Trust, Mr. Lefkowitz and SML Family Investors LLC are required to vote all of their shares of common stock at the direction of Azimuth Technologies, L.P. and Azimuth Tech. II LLC, and are bound by specified transfer restrictions.

(4)	Represents 611,845 shares held by the Ferris Family 1987 Trust, of which Mr. Ferris, a director of ours, is trustee, and with respect to which Mr. Ferris shares voting and dispositive power with Azimuth Technologies, L.P., Azimuth Tech. II LLC and Mr. Iseman. Excludes shares held by Azimuth Technologies, L.P. and Azimuth Tech. II LLC of which the Ferris Family 1987 Trust is, respectively, a limited partner and a non-managing member.

(5)	Includes 32,277 shares held by SML Family Investors LLC, a limited liability company affiliated with Mr. Lefkowitz, a director of ours. Excludes shares held by Azimuth Technologies, L.P. and Azimuth Tech. II LLC of which he is, respectively, a limited partner and a non-managing member. Includes 239,800 shares with respect to which Mr. Lefkowitz shares voting and dispositive power with Azimuth Technologies, L.P., Azimuth Tech. II LLC and Mr. Iseman.

Material Relationships with the Selling Stockholders

Nomination to our Board of Directors

Pursuant to our amended and restated certificate of incorporation, the Caxton-Iseman stockholders are entitled to nominate, any such nominees being referred to as “Caxton-Iseman nominees”: (i) for so long as such stockholders beneficially own in the aggregate at least a majority of our then outstanding common stock, at least a majority in number of the directors on our board; and (ii) for so long as such stockholders beneficially own in the aggregate more than 10% but less than a majority of our then outstanding common stock, a number of directors approximately equal to that percentage multiplied by the number of directors on our board. There are currently four Caxton-Iseman nominees serving on our board. Each of Messrs. Ferris and Lefkowitz is a Caxton-Iseman nominee and has agreed, for so long as he is a director serving or elected as a Caxton-Iseman nominee, to resign from our board, upon the request of the Caxton-Iseman stockholders.

Registration Rights

On March 11, 2002, Azimuth Technologies, L.P., Azimuth Tech. II LLC, Messrs. Frederick J. Iseman, Joseph M. Kampf, Carlton B. Crenshaw, Thomas M. Cogburn, Seymour L. Moskowitz and Steven M. Lefkowitz, SML Family Investors LLC and the Ferris Family 1987 Trust and certain other parties named therein, entered into a registration rights agreement with us relating to the shares of common stock they hold. Subject to several exceptions, including our right to defer a demand registration under certain circumstances, the Caxton-Iseman stockholders may require that we register for public resale under the Securities Act all shares of common stock they request be registered at any time after 180 days following our IPO. The Caxton-Iseman stockholders may demand five registrations so long as the securities being registered in each registration statement are reasonably expected to produce aggregate proceeds of $5 million or more. Since we are eligible to register the sale of our securities on Form S-3 under the Securities Act, the Caxton-Iseman stockholders have the right to require us to register the sale of the common stock held by them on Form S-3, subject to offering size and other restrictions. Messrs. Kampf, Crenshaw, Cogburn, Moskowitz and Lefkowitz, SML Family Investors LLC and the Ferris Family 1987 Trust are entitled to piggyback registration rights with respect to any registration request made by the Caxton-Iseman stockholders. If the registration requested by the Caxton-Iseman stockholders is in the form of a firm underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would jeopardize the success of the offering, the number of shares included in the offering shall be determined as follows: (i) first, shares offered by the Caxton-Iseman stockholders and Messrs. Kampf, Crenshaw, Cogburn, Moskowitz and Lefkowitz, SML Family Investors LLC, the Ferris Family 1987 Trust and the other participating designated holders as defined in the Registration Rights Agreement (pro rata, based on their respective ownership of our common equity), (ii) second, shares offered by other stockholders (pro rata, based on their respective ownership of our common equity) and (iii) third, shares offered by us for our own account. On September 3, 2003, we amended the registration rights agreement to (i) allow certain of our stockholders and designated holders under the Registration Rights Agreement, including Messrs. Decker, Kaminski, Schehr, Gurner, Dawson, Heilman, Johnson and Ream and Ms. Centracchio, to participate in future offerings and (ii) permit us to designate certain other management stockholders and directors to participate in future offerings.

In addition, the Caxton-Iseman stockholders, Messrs. Kampf, Crenshaw, Cogburn, Moskowitz and Lefkowitz, SML Family Investors LLC and the Ferris Family 1987 Trust and the other designated holders under the Registration Rights Agreement have been granted piggyback rights on any registration for our account or the account of another stockholder. If the managing underwriter in an underwritten offering determines that the number of securities offered in a piggyback registration would jeopardize the success of the offering, the number of shares included in the offering shall be determined as follows: (i) first, shares offered by us for own account, (ii) second, shares offered by the Caxton-Iseman stockholders, Messrs. Kampf, Crenshaw, Cogburn, Moskowitz and Lefkowitz, SML Family Investors LLC, the Ferris Family 1987 Trust and the other participating designated holders under the Registration Rights Agreement (pro rata, based on their respective ownership of our common equity), and (iii) third, shares offered by other stockholders (pro rata, based on their respective ownership of our common equity). In connection with these registrations under the registration rights agreement, we are required to indemnify the selling stockholders and bear all fees, costs and expenses (except underwriting discounts and selling commissions).

In August 2003, the Caxton-Iseman stockholders exercised their right requiring us to register their shares on a Form S-3 registration statement. In addition, certain of the other parties to the registration rights agreement exercised their rights thereunder to piggyback on the registration for the accounts of the Caxton-Iseman stockholders. As a result, we filed with the SEC a registration statement on Form S-3 on August 22, 2003 and an amendment thereto on September 4, 2003 (Commission File No. 333-108147), and a registration statement on Form S-3 on September 16, 2003 (Commission File No. 333-108898).

The Caxton-Iseman Stockholders have again exercised their right requiring us to register their shares on a Form S-3 registration statement. As a result, we filed this registration statement. The Ferris Family 1987 Trust, SML Family Investors LLC and Mr. Lefkowitz have exercised their right to piggyback on this registration statement, while all other parties with piggyback rights have declined to register their shares on this registration statement. We will indemnify the selling stockholders and we will bear all fees, costs and expenses (except underwriting discounts and selling commissions) in connection with this registration.

Pursuant to our registration rights agreement with the selling stockholders, we will use our commercially reasonable efforts to keep the registration statement of which this prospectus is a part continuously effective, until all of the selling stockholders’ shares of our common stock have been sold. Our obligation to keep the registration statement of which this prospectus is a part effective is subject to specified, permitted exceptions, such as a good faith determination by our board of directors that the registration would materially interfere with certain activities of ours. In these cases, we may suspend offers and sales of the shares of common stock pursuant of the registration statement to which this prospectus is a part.

For further information regarding certain of our relationships with our affiliates and other related information, please refer to our filings with the SEC, which are incorporated into this prospectus by reference. See “Incorporation of Certain Information by Reference.”

PLAN OF DISTRIBUTION

We and the selling stockholders, including some of their transferees who may later hold their interests in the shares of our common stock covered by this prospectus and who are otherwise entitled to resell the shares using this prospectus, may sell the shares of common stock covered by this prospectus from time to time in any legal manner, including directly to purchasers or through underwriters, broker-dealers or agents, or through a combination of such methods, and such purchasers, underwriters, broker-dealer or agents may receive compensation in the form of discounts, concessions or commissions from us, the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. We and the selling stockholders may act independently of each other in making decisions with respect to the timing, manner and size of each sale of the common stock covered by this prospectus.

Our shares of the common stock covered by this prospectus, and, as the selling stockholders have advised us, their shares of the common stock covered by this prospectus, may be sold directly to purchasers or through underwriters, broker-dealers or agents, in public or private transactions, at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices, including in satisfaction of certain existing contractual obligations. These sales may be effected in one or more transactions, including:

•	on the New York Stock Exchange;

•	in the over-the-counter market;

•	in transactions otherwise than on the New York Stock Exchange or in the over-the-counter market; or

•	any combination of the foregoing.

In addition, we and the selling stockholders may also enter into hedging and/or monetization transactions. For example, we and the selling stockholders may:

•	enter into transactions with a broker-dealer or affiliate of a broker-dealer or other third party in connection with which that other party will become a selling stockholder and engage in short sales of our common stock under this prospectus, in which case the other party may use shares of our common stock received from us or the selling stockholders to close out any short positions;

•	sell short our common stock under this prospectus and use shares of our common stock held by us or the selling stockholders to close out any short position;

•	enter into options, forwards or other transactions that require us or the selling stockholders to deliver, in a transaction exempt from registration under the Securities Act, shares of our common stock to a broker-dealer or an affiliate of a broker-dealer or other third party who may then become a selling stockholder and publicly resell or otherwise transfer shares of our common stock under this prospectus;

•	loan or pledge shares of our common stock to a broker-dealer or affiliate of a broker-dealer or other third party who may then become a selling stockholder and sell the loaned shares or, in an event of default in the case of a pledge, become a selling stockholder and sell the pledged shares, under this prospectus; or

•	enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or the selling stockholders or borrowed from us or the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us or the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post effective amendment).

We have not, and the selling stockholders have advised us that they have not, entered into any agreements, arrangements or understandings with any underwriter, broker-dealer or agent regarding the sale of shares of our common stock. However, we are required, under the registration rights agreement relating to the shares of our common stock being sold by the selling stockholders under this prospectus, to enter into customary underwriting and other agreements in connection with the distribution of the shares of common stock of the selling stockholders under this prospectus, subject to some limitations. For more information regarding the registration rights agreement, see “Selling Stockholders—Material Relationships with the Selling Stockholders—Registration Rights.” The specific terms of any such underwriting or other agreement will be disclosed in a supplement to this prospectus filed with the SEC under Rule 424(b) under the Securities Act, or, if appropriate, a post-effective amendment to the registration statement of which this prospectus forms a part. Some of the underwriters, broker-dealers or agents used by us or the selling stockholders in any offering of common stock under this prospectus may engage in transactions with, and perform services for, us in the ordinary course of business.

If underwriters or broker-dealers are used in an offering, the common stock offered pursuant to this prospectus may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more such firms. Unless otherwise set forth in the prospectus supplement, the obligations of underwriters or broker-dealers to purchase any common stock offered will be subject to certain conditions precedent and the underwriters or broker-dealers will be obligated to purchase all the offered securities if any are purchased. Any public offering price and any discount or concessions allowed or reallowed or paid by underwriters or broker-dealers to other broker-dealers may be changed from time to time.

Any agent involved in the offer or sale of common stock covered by this prospectus will be named, and any commissions paid by us or the selling stockholders to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

We and the selling stockholders may sell any or all of the shares of our common stock offered pursuant to this prospectus. Any securities of the selling stockholders covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. There can be no assurance that the selling stockholders will not transfer, devise or gift, the shares of common stock by other means not described in this prospectus.

The aggregate proceeds from the sale of the shares offered pursuant to this prospectus will be the purchase price of the shares less discounts and commissions, if any. We will be responsible for any underwriting discounts and commissions and/or agent’s commissions in connection with our shares of common stock sold through underwriters or broker-dealers. The selling stockholders will be responsible for any underwriting discounts and commissions and/or agent’s commissions in connection with their shares of our common stock sold through underwriters or broker-dealers. We will not receive any of the proceeds from the sale by the selling stockholders of their shares of our common stock covered by this prospectus.

In order to comply with the securities laws of some states, if applicable, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale or any exemption from registration or qualification requirements is available and is complied with.

Any underwriters, broker-dealers or agents that participate in the sale of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of the shares of common stock and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriters, broker-dealers or agents may be entitled, under agreements entered into with us or the selling stockholders, to indemnification against or contribution toward certain civil liabilities, including liabilities under the Securities Act. The terms of any indemnification provisions will be set forth in a prospectus supplement.

To the extent required, the shares to be sold, the names of the selling stockholders and any underwriters, broker-dealer or agent involved, the respective purchase prices and public offering prices, the proceeds that we or the selling stockholders will receive, any underwriting discounts and other items constituting underwriters’ compensation and any discounts or commissions allowed or reallowed or paid to broker-dealers or paid to agents with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

Under the registration rights agreement, we have agreed to indemnify the selling stockholders, their partners, directors, officers, affiliates, members, employees and controlling persons and any underwriters of the common stock covered by this registration statement and their controlling persons against certain liabilities, including specified liabilities under the Securities Act, or to contribute with respect to payments which the selling stockholders may be required to make in respect of such liabilities. The selling stockholders have agreed to indemnify us for liabilities arising under the Securities Act with respect to written information furnished to us by them or to contribute with respect to payments in connection with such liabilities.

We have agreed to pay all of the costs, fees and expenses incident to our registration of the resale of the selling stockholders’ common stock, excluding any commissions, fees and discounts of underwriters, brokers, dealers and agents.

If more than 10% of the net proceeds of any offering of common stock made under this prospectus will be received by NASD members participating in the offering or affiliates or associated persons of such NASD members, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP will pass upon the validity of the common stock offered by this prospectus. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented certain of the Caxton-Iseman stockholders from time to time.

EXPERTS

The consolidated financial statements of Anteon International Corporation and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP dated February 14, 2003, contains an explanatory paragraph that states that effective January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangibles.”

The financial statements of Information Spectrum, Inc. as of November 30, 2002 and 2001, and for each of the years in the three-year period ended November 30, 2002 have been incorporated by reference herein and in the registration statement in reliance upon the reports of Grant Thornton LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room of the SEC by mail at prescribed rates. For more information about the Public Reference Room of the SEC, you can call the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the information that we have filed with them. The address of the SEC’s website is http://www.sec.gov. In addition, information about us may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following statement sets forth the estimated amounts of expenses, other than underwriting discounts and commissions, to be borne by the registrant in connection with the distribution of the offered securities. The selling stockholders will not pay any of the following expenses.

Filing fee for Registration Statement	$31,700
Printing fees and expenses	$25,000
Accounting fees and expenses	$40,000
Legal fees and expenses	$35,000
Miscellaneous	$10,000

Total	$141,700

Item 15.    Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification will be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated certificate of incorporation provides that we will indemnify any person, including persons who are not our directors and officers, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

In addition, pursuant to our By-laws, we will indemnify our directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation or not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.

Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the registrant since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

Item 16.    Exhibits

Exhibit

4.1	Amended and Restated Certificate of Incorporation of Anteon International Corporation (incorporated by reference to Exhibit 3.1 of Anteon International Corporation’s Quarterly Report on Form 10-Q filed on May 14, 2002.)

4.2	Certificate of Designations of Series A Preferred Stock of Anteon International Corporation (incorporated by reference to Exhibit 3.2 of Anteon International Corporation’s Quarterly Report on Form 10-Q filed on May 14, 2002.)

4.3	Amended and Restated By-laws of Anteon International Corporation (incorporated by reference to Exhibit 3.3 of Anteon International Corporation’s Quarterly Report on Form 10-Q filed on May 14, 2002.)

4.4	Registration Rights Agreement dated March 11, 2002, among the Registrant, Azimuth Technologies, L.P., Azimuth Tech. II LLC, Frederick J. Iseman, Joseph M. Kampf and the other parties named therein (incorporated by reference to Exhibit 4.8 to Anteon International Corporation’s Amendment No. 1 to Form S-1 Registration Statement, filed on February 5, 2002 (Commission File No. 333-75884)).

4.5	Amendment No. 1, dated as of September 3, 2003, to the Registration Rights Agreement, dated March 11, 2002, among the Registrant, Azimuth Technologies, L.P., Azimuth Tech. II LLC, Frederick J. Iseman, Joseph M. Kampf and the other parties named therein.

4.6	Rights Agreement (incorporated by reference to Exhibit 4.1 to Anteon International Corporation’s Current Report on Form 8-K, filed on April 5, 2002 (Commission File No. 001-31258)).

5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding the legality of the shares.

23.1	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1).

23.2	Consent of KPMG LLP with respect to the Registrant.

23.3	Consent of Grant Thornton LLP with respect to Information Spectrum, Inc.

24.1	Power of Attorney (included on signature page).

Item 17.    Undertakings

A.    Undertakings Pursuant to Rule 415

The undersigned registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that the undertakings set forth in clauses (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.	Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of any of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	Undertaking in Respect of Indemnification

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

D.	Undertaking in Respect of a Registration Statement Permitted by Rule 430A Under the Securities Act of 1933

The undersigned registrant hereby undertakes that, (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfax, Commonwealth of Virginia, on December 17, 2003.

ANTEON INTERNATIONAL CORPORATION

By:	/s/ JOSEPH M. KAMPF
Name: Joseph M. Kampf
Title: President and Chief Executive Officer

Each of the undersigned directors and officers of ANTEON INTERNATIONAL CORPORATION hereby severally constitutes and appoints Joseph M. Kampf, Charles S. Ream and Curtis L. Schehr, and any of them, as attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution and resubstitution, to sign any amendments to this registration statement (including post-effective amendments), and to file the same with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact, or any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed on December 17, 2003 by the following persons in the capacities indicated.

Signature	Title

/s/ FREDERICK J. ISEMAN	Chairman of the Board and Director
Frederick J. Iseman

/s/ JOSEPH M. KAMPF	President, Chief Executive Officer and Director
Joseph M. Kampf

/s/ CHARLES S. REAM Charles S. Ream	Executive Vice President and Chief Financial Officer (principal accounting officer)

/s/ GILBERT F. DECKER	Director
Gilbert F. Decker

/s/ ROBERT A. FERRIS	Director
Robert A. Ferris

/s/ PAUL G. KAMINSKI	Director
Paul G. Kaminski

/s/ STEVEN M. LEFKOWITZ	Director
Steven M. Lefkowitz

/s/ WILLIAM J. PERRY	Director
William J. Perry

/s/ HENRY HUGH SHELTON	Director
Henry Hugh Shelton

/s/ THOMAS J. TISCH	Director
Thomas J. Tisch

EXHIBIT INDEX

Exhibit		Page

4.1	Amended and Restated Certificate of Incorporation of Anteon International Corporation (incorporated by reference to Exhibit 3.1 of Anteon International Corporation’s Quarterly Report on Form 10-Q filed on May 14, 2002.)

4.2	Certificate of Designations of Series A Preferred Stock of Anteon International Corporation (incorporated by reference to Exhibit 3.2 of Anteon International Corporation’s Quarterly Report on Form 10-Q filed on May 14, 2002.)

4.3	Amended and Restated By-laws of Anteon International Corporation (incorporated by reference to Exhibit 3.3 of Anteon International Corporation’s Quarterly Report on Form 10-Q filed on May 14, 2002.)

4.4	Registration Rights Agreement dated March 11, 2002, among the Registrant, Azimuth Technologies, L.P., Azimuth Tech. II LLC, Frederick J. Iseman, Joseph M. Kampf and the other parties named therein (incorporated by reference to Exhibit 4.8 to Anteon International Corporation’s Amendment No. 1 to Form S-1 Registration Statement, filed on February 5, 2002 (Commission File No. 333-75884)).

4.5	Amendment No. 1, dated as of September 3, 2003, to the Registration Rights Agreement, dated March 11, 2002, among the Registrant, Azimuth Technologies, L.P., Azimuth Tech. II LLC, Frederick J. Iseman, Joseph M. Kampf and the other parties named therein.

4.6	Rights Agreement (incorporated by reference to Exhibit 4.1 to Anteon International Corporation’s Current Report on Form 8-K, filed on April 5, 2002 (Commission File No. 001-31258)).

5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding the legality of the shares.

23.1	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1).

23.2	Consent of KPMG LLP with respect to the Registrant.

23.3	Consent of Grant Thornton LLP with respect to Information Spectrum, Inc.

24.1	Power of Attorney (included on signature page).